PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
                         PARDUS CAPITAL MANAGEMENT L.P.
                          PARDUS CAPITAL MANAGEMENT LLC
                               KARIM SAMII, ET AL
           1001 AVENUE OF THE AMERICAS, SUITE 1100, NEW YORK, NY 10018

                                January 23, 2006

VIA EDGAR

Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549

         RE:      BALLY TOTAL FITNESS HOLDING CORPORATION
                  SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12 ON JANUARY 10, AND JANUARY 17, 2006 BY PARDUS CAPITAL MANAGEMENT L.P. ET AL ("PARDUS")
                  FILE NO. 1-13997

Dear Mr. Pressman:

         We received your January 18, 2006 letter (the "Comment Letter") conveying the comments of the staff concerning the definitive additional soliciting materials filed on January 10, 2006 (the "January 10 Letter") and January 17, 2006 (the "January 17 Letter") by Pardus European Special Opportunities Master Fund L.P., Pardus Capital Management L.P., Pardus Capital Management LLC, Karim Samii, et al (collectively, the "Participants"), in each case relating to Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company").

         The Participants have carefully considered your comments in the Comment Letter and reviewed again the text of the January 10 Letter and the January 17 Letter. The Participants have concluded that there was a reasonable basis for the statements and assertions of opinion in both the January 10 Letter and the January 17 Letter and are providing to you copies of (i) the transcript of a January 11, 2006 teleconference before Chancellor Chandler of the Delaware Chancery Court in the matter of Bally Total Fitness Holding Corporation v. Liberation Investments, L.P., et. al., (Civil Action No. 1833-N), (the "Transcript"), and (ii) the proxy analysis issued by Institutional Shareholder Services ("ISS") on January 13, 2006 (the "ISS Report"), which we believe support certain of the statements in the January 10 Letter and the January 17 Letter.

         In an effort to be fully responsive to the staff's comments set forth in the Comment Letter, we have today filed as additional soliciting materials revised and updated versions of the January 10 Letter and the January 17 Letter, which remove or modify several passages and provide additional information. Clean and redlined copies of those revised and updated letters are included with the filing of this response letter for

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Bally Total Fitness Holding Corporation
January 23, 2006
Page 2

your information. In this response letter, we respond specifically to the staff's comments upon the particular portions of the January 10 Letter and January 17 Letter mentioned in the Comment Letter. As we wish to respond quickly to the Comment Letter, we have provided the principal bases for the statements made in the January 10 Letter and January 17 Letter. The discussion below is presented in the order of the numbered comments in the Comment Letter.

1. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, please provide support for your statements:

         o "[W]hich could lead to massive litigation, disrupt the ongoing sale process, threaten to destroy all stockholder value and potentially render the Company unable to finance its debt;"

         RESPONSE TO BULLET 1, COMMENT 1

         We believe it is reasonable to state that threats to trigger the Rights Plan would lead to massive and disruptive litigation. Efforts by an issuer to trigger a rights plan are extraordinary - and perhaps unprecedented. Such efforts would disrupt the sale process in a fundamental way, by creating uncertainty about the Company's finances, ability to raise capital and share ownership. Indeed, during the January 11, 2006 hearing, the Company's counsel told the Chancery Court that the Company has been well aware of the "enormity" of the consequences of triggering a poison pill (see pg. 13 of the Transcript). Company counsel also admitted that triggering a poison pill is something that may never have been done before (see pg. 13 of the Transcript) and that "if the board did affirmatively declare that the pill had been triggered, they [Liberation] would sue us, I imagine, within 12 or 24 hours" (see pg. 24 of the Transcript). In fact, the dispute over the poison pill has already resulted in litigation in Delaware state court between Bally, on the one hand, and each of Liberation and Pardus, on the other hand. The revised and updated version of the January 10 Letter explicitly characterizes this statement as an opinion or belief (although we believe the original statement was understood as such by readers), and adds additional discussion of the basis of our views.

         o "[M]anagement knows it has no basis whatsoever to trigger the pill - in effect threatening bankruptcy - to save its own job;"

         RESPONSE TO BULLET 2, COMMENT 1

         We knew when the January 10 Letter was written that there was no basis for any allegation that the Participants had taken any action that could have triggered the Rights Plan, and no supporting evidence was provided

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Bally Total Fitness Holding Corporation
January 23, 2006
Page 3

         in the pleadings Bally filed in the Chancery Court. To the contrary, those pleadings indicated that Bally did NOT have evidence to support any such allegation, and that it required expedited discovery in order to determine whether it had any grounds to allege that the pill had been triggered (see footnote 3 on pages 13-14 of Bally's Answer and Counterclaim filed with Delaware Chancery Court, a copy of which is included with this response letter for your convenience). The day after the letter was sent, Bally's counsel confirmed what the pleadings said during a phone conference with the Chancery Court. During the phone conference, Bally's counsel admitted that the Company had "not filed a motion seeking a declaratory judgment that the pill has been triggered" or any other motion (see pg. 22 of the Transcript). Bally admitted that nothing was pending before the Delaware Chancery Court except the Company's request for discovery and that only "if [Bally] found something in this discovery" would the Company then go forward with a substantive claim for relief (see pg. 23 of the Transcript). Nonetheless, the statement has been deleted from the January 10 Letter.

         o "This reckless act demonstrates that management will stop at nothing in its efforts to silence its largest stockholders;"

         RESPONSE TO BULLET 3, COMMENT 1

         This statement of opinion has been deleted from the January 10 Letter.

         o "[Management]" has recklessly and baselessly sued Pardus as well as its principals."

         RESPONSE TO BULLET 4, COMMENT 1

         This assertion of belief is supported by the facts referenced above showing that Bally had no basis to assert that the Rights Plan has been triggered. Bringing suit was, we believe, reckless because of the real risk that allegations of the kind being made would cause injury to the Company and uncertainty in the market, at a time when the Company is involved in a strategic sale process. The January 10 Letter has been revised to clarify that this is a statement of belief and include specific reference to support for this assertion of belief.

         o "In our view, Mr. Toback was confident that he could bully Pardus and other stockholders into approving a new equity compensation plan, thereby giving him and his minions 2.5 million newly-issued shares which would vest on a change in control and provide them with undeserved windfall payments."

Bally Total Fitness Holding Corporation
January 23, 2006
Page 4

         RESPONSE TO BULLET 5, COMMENT 1

         The statement of opinion is based on conduct of the Company during negotiations and discussions with Pardus, and it accurately characterizes the equity compensation plan supported by management (which has since been revised to reduce the number of shares to be issued). Nevertheless, the statement has been deleted from the revised and updated January 10 Letter.

         o [W]hat we believe was a botched bondholder consent solicitation, management issued 2.5 million shares and paid
                  7.8 million in cash because it couldn't keep its promises about delivering financials." "Mr. Toback foolishly wasted the Company's first earnings call in 18 months slamming another stockholder."

         RESPONSE TO BULLET 6, COMMENT 1

         We believe that the solicitation was "botched" based on, among other things, the fact that the Company was forced to engage in a bondholder consent solicitation in July 2005, entered into additional consent agreements with certain bondholders in August 2005 and then engaged in a subsequent consent solicitation in October 2005 with those bondholders who were not a party to the August 2005 consent agreements. We believe the statement of opinion regarding the Company's inability to keep its promises is supported by the fact that the Company missed extended filing deadlines granted by the bondholders three times throughout the course of 2004 and 2005. It is noteworthy that ISS sharply criticized management's failures in this regard, specifically noting its repeated failure to meet filing deadlines. (See pages 9 and 10 of the ISS Report.) We believe that Mr. Toback did waste an opportunity during the Company's first earnings call in 18 months to present a powerful positive message to the market, and that it was foolish of him to do so. The January 10 Letter has been revised to reflect the basis for the assertions outlined above and the language regarding Mr. Toback's having "foolishly wasted" the Company's first earnings call "slamming" another stockholder has been revised.

         o "[T]his reflects either poor judgment about how the capital markets work or, worse, a willingness to set a low price on a company asset. . . why would management rush to sell this asset so cheaply."

         RESPONSE TO BULLET 7, COMMENT 1

         The statement has been modified from the January 10 Letter to make it a statement of opinion. We believe the basis for this opinion is stated in the immediately preceding sentence in the letter.

Bally Total Fitness Holding Corporation
January 23, 2006
Page 5

         o "Management obviously grossly underestimated the length of time it needed to complete the restatement when it paid for the first waiver." "[U]ltimately extracted approximately $25.3 million in total value from the Company in the form of additional waiver fees."

         RESPONSE TO BULLET 8, COMMENT 1

         The statements have been modified from the January 10 Letter to make it clear that certain statements were statements of opinion and belief. These statements are supported by management's repeated failures to meet filing deadlines, as mentioned above, and as noted with disapproval by ISS.

2. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal conduct without a reasonable factual foundation. In this regard, avoid making statements such as "[w]e think management was looking for a management-friendly partner to buy the company on the cheap and secure management's position with the Company - at the expense of the Company's stockholders" and "why did the board decide to file frivolous litigation against Pardus and Mr. Kornstein." Refer to Rule 14a-9.

     RESPONSE TO COMMENT 2

     The first statement addressed in this comment is supported by statements made to Pardus by Eric Langshur, a current member of the Company's board of directors. Mr. Langshur confirmed that Company management was in discussions with Wellspring Capital Management LLC in September and October of 2005 regarding a possible strategic transaction. We first learned of these discussions in an article by Ron Orol entitled "Bally Seen Gearing Up for a Sale", published on TheDeal.com on November 1, 2005. The January 10 Letter has been revised to include the basis outlined above, and we have omitted the statement in the January 10 Letter stating our opinion, based on the information we had received, that management was looking for a partner to buy the Company on the cheap.

     The second statement referred to in Comment 2 regarding Bally's filing "frivolous litigation" against Pardus and Mr. Kornstein has been deleted from the January 17 Letter. It is supported, however, by many of the facts discussed above that show that the Company had no basis to allege that the Rights Plan has been triggered.

ACKNOWLEDGEMENTS

     The Participants will make conforming changes to future Schedule 14A filings to reflect these comments.

     The Participants acknowledge that:

Bally Total Fitness Holding Corporation
January 23, 2006
Page 6

     (i) they are responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

         We appreciate the opportunity to address the staff's concerns. If you have any questions concerning our response or the revised and updated letters enclosed, please do not hesitate to contact Jeffrey D. Marell at (212) 373-3105.



                                     Sincerely,

                                        PARDUS EUROPEAN SPECIAL
                                        OPPORTUNITIES MASTER FUND L.P.

                                        By:  Pardus Capital Management LP,
                                             its Investment Manager

                                        By:  Pardus Capital Management LLC,
                                             its general partner


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT L.P.

                                        By:  Pardus Capital Management LLC,
                                             its general partner


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT LLC


                                        By:  /s/ Karim Samii
                                             -----------------------------
                                             Name:  Karim Samii
                                             Title: Sole Member



                                        /s/ Karim Samii
                                        ----------------------------
                                        Karim Samii